Exhibit 99.1

IPA Updates on Investigational New Drug (IND) Enabling Program for PolyTope® TATX-03

In vivo, IND enabling evaluations of PolyTope® TATX-03 in animal model show:

  There were no pharmacokinetic aberrations
  Injection with TATX-03 is well tolerated - with a significant safety margin and no clinical signs of toxicity
  Maximum tolerated dose study evaluating up to a 12.5-fold higher amount than the highest dose anticipated for use in humans did not uncover any observable clinical signs of toxicity

VICTORIA, British Columbia--(BUSINESS WIRE)--March 9, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company”) (NASDAQ: IPA) (TSXV: IPA) is pleased to report on the latest progress in the development of their PolyTope® TATX-03 antibody cocktail therapy with a proven strong efficacy against all tested SARS-CoV-2 variants-of-concern. The Company reports positive data indicating their recent IND-enabling animal studies do not show any observable acute adverse events, data which supports a highly positive safety profile for TATX-03 as a clinical product. In addition, results from the FDA reviewed and recommended animal study protocols demonstrate that the in vivo pharmacokinetic profiles of the individual antibodies show no aberrations, and each antibody demonstrates a characteristic human IgG1 pharmacokinetic profile.

As a prelude to a formal toxicology study, a maximum tolerated dose and a pharmacokinetic study were completed using injections of up to 12.5 times the anticipated highest dose proposed for the phase 1 clinical trial. The results did not demonstrate any adverse clinical signs, nor any observable effect in behavior, change in appetite, or change in weight, in any of the animals. In addition, monitored vitality indicators, such as body temperature, stayed within their respective physiological ranges, and no post-mortem macroscopic tissue anomalies were observed. In vivo animal serum profiles of each antibody were in full accordance with those expected for human immunoglobulins.

To promote IND approval and a seamless transition to the clinic, the company engages in on-going communications with the FDA regarding the TATX-03 data package. The FDA has advised to enhance the preclinical safety evaluation by examining the build-up of antibody serum concentrations in the laboratory animal model versus humans, recommending a study design adaptation to increase the number of injections and to monitor the elimination of antibodies from the animals. The ongoing final GLP toxicology study is therefore extended by eight weeks with the final data being available mid-June, 2022. These current advancements allow scheduling of Investigational New Drug (IND) filing to the FDA early Q3. Importantly, the timelines for completion of clinical batch production nor the launch of the intended phase 1 clinical trial are not impacted and on schedule as planned.

“The lack of any adverse event, of morbidity, of mortality, of any observable effect in any of the rodents injected with an order more of the highest intended clinical dose of TATX-03, is very encouraging and supports that we have developed a very efficacious and resilient SARS-CoV-2 therapy with an expectedly high safety profile,” stated Dr. Ilse Roodink, CSO of IPA.

“Although we are awaiting the outcome of the final GLP toxicology study, all signs indicate that we have designed a safe and effective pharmaceutical,” added Dr. Roodink. “We are eager to proceed quickly but carefully to the first clinical trial phase as soon as the TATX-03 drug product is ready for distribution.”

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies — dynamic scientists and business advisors — to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information
This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Company’s ability to complete its pre-IND studies, the ability of the Company to successfully submit an IND application with respect to PolyTope® TATX-03, statements regarding regulatory approvals, statements regarding the potential of IPA’s PolyTope® monoclonal antibodies, including TATX-03, to promote antibody-mediated clearance, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment (therapeutic). In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in timely completing its pre-IND studies or submitting an IND application to the FDA, developing its PolyTope® monoclonal antibodies, including TATX-03, or other therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, including PolyTope® TATX-03 and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope® antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, Amendment No, 1 dated September 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Furthermore, there can be no assurance that the pending patent applications will issue as patents and that challenges will not be instituted against the validity or enforceability of such patents. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com